UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled 2023 Q1 Trading Statement dated May 3, 2023

99.1

3 May 2023

2023 Q1 Trading Statement1
Three months ended 31 March 2023

Strong start to the year demonstrating continued strength of portfolio
●	Q1 reported revenue +13.7%, +9.9% organic with price +7.1% and positive volume/mix +2.8%
●	Strong start to the year with growth across all categories except VMS which declined largely due to the strong comparative for Emergen-C in the US
●	Performance was strong across geographies, with EMEA and LatAm and APAC growing double digit and mid-single digit growth in North America
●	Positive volume mix across all regions despite annualising the impact of the prior year ERP systems cutover and distribution business model change2

Increased operating profit driven by positive operational leverage
●	Q1 Reported operating profit +34.5% to £627m reflecting a large reduction in separation and admission costs
●
Q1 Adjusted operating profit1 +9.5% to £691m, up 3.3% constant currency, largely reflecting positive operational leverage which was partly offset by higher standalone costs and adverse transactional foreign exchange. As a result, Q1 Adjusted operating profit margin was 23.1%, down 90 bps (140 bps constant currency).

Confident of FY 2023 guidance as shared with AGM Trading Update3

Brian McNamara, Chief Executive Officer, Haleon said:
"The new year has started well, and I am particularly pleased that we delivered a healthy balance of positive volume mix and price in the first quarter; demonstrating the strength of the brand portfolio combined with exceptional execution across our markets.

Our strategy is delivering strong growth and our Q1 performance reinforces my confidence in our ability to deliver. Strong innovation and a continued focus on cost discipline underpins this confidence. As we shared at the AGM, for FY23 we expect to deliver towards the upper end of the 4-6% organic revenue growth guidance range.

Looking ahead, I remain excited on the potential of this business and the opportunities ahead, and confident that the quality of our portfolio, our strategy and disciplined capital allocation will enable Haleon to successfully deliver on all medium term guidance."

Adjusted results			Reported results
Period ended 31 March (unaudited)	2023	vs 2022		2023	vs 2022
Three months organic revenue growth4		9.9%	Three months revenue	£2,986m	13.7%

1. All numbers within the release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Which increased Q1 2022 sales by £50m
3. Assuming spot rates as at 21 April 2023 are sustained
4. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found in the Appendix

Outlook

As shared in the AGM Trading Update (20 April 2023), FY 2023 organic revenue growth is expected to be towards the upper end of the 4-6% range, provided with the FY 2022 results.
All other guidance provided in the FY 2022 results (2 March 2023) remains unchanged.1

1. Assuming spot rates as at 21 April 2023 are sustained

Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9:30am BST (10:30am CET) on 3rd May 2023, which can be accessed at www.haleon.com/investors.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 808 189 0158
US:	+1 855 979 6654
All other:	+44 20 3936 2999
Passcode:	288534

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial reporting calendar
HY 2023 Results	2 August 2023
Q3 2023 Trading Statement	1 November 2023

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

Operational review

Revenue by product category for the three months ended 31 March 2022 and 2023:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1
Oral Health	811	741	9.4%	6.6%
VMS	405	405	0%	(3.7)%
Pain Relief	724	635	14.0%	11.0%
Respiratory Health	510	367	39.0%	33.0%
Digestive Health and Other	536	479	11.9%	7.3%
Group revenue	2,986	2,627	13.7%	9.9%

1. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated. Key category performance was as follows:

Oral Health

Organic revenue growth of 6.6%, with all 3 Power Brands delivering good growth. Sensodyne was strong in North America and Middle East & Africa, parodontax benefited from particularly strong growth in the Middle East & Africa, and Denture Care was helped by recovery in EMEA and LatAm.

VMS

Organic revenue declined 3.7%, largely driven by a decline in Emergen-C in North America, with Q1 last year particularly strong given the COVID-19 Omicron wave. Centrum up high-single digit due to strength in Asia Pacific, especially in China, South East Asia and Taiwan and across EMEA. Caltrate was up high-single digit with good growth in China.

Pain Relief

Organic revenue growth of 11.0% driven by very strong growth in Asia Pacific given Fenbid growth in China following the end of lockdowns in Q4 2022.  Advil and Voltaren were both up high-single digit, with Advil benefiting from strong results in Canada, and Voltaren strength in Central and Eastern Europe, China and the US. Panadol up low-single digit lapping a very strong comparative in Q1 2022.

Respiratory Health

Organic revenue increased 33.0% given a continued strong cold and flu season, and some re-stocking in EMEA and LatAm, and North America given particularly low inventory levels at the end of last year.
Theraflu and Otrivin both saw revenue up double digit. Contac more than doubled driven by growth in China following the end of lockdowns in Q4 2022.

Digestive Health and Other

Organic revenue was up 7.3%, with Digestive Health up mid-single digit driven by good growth in Tums and Benefiber. Smokers health revenue increased low-single digit and Skin Health brands increased double digit driven by growth of Bactroban in Asia Pacific and Fenistil in EMEA and LatAm.

Geographical segment performance

Revenue by geographical segment for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1	Price1	Vol/Mix1
North America	1,072	940	14.0%	5.1%	3.6%	1.5%
EMEA and LatAm	1,198	1,057	13.3%	13.1%	12.6%	0.5%
APAC	716	630	13.7%	11.7%	3.4%	8.3%
Group	2,986	2,627	13.7%	9.9%	7.1%	2.8%

1.     Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary refers to organic growth unless otherwise stated.

North America
●	Organic revenue growth in North America was 5.1%, with 3.6% price and 1.5% volume/mix.
●
Respiratory Health revenue increased double digit given sustained incidence of cold and flu and some restocking given low stock levels at the end of last year. Robitussin grew double digit benefitting from restocking. Flonase grew double digit due to higher advance sales ahead of allergy season. Pain Relief increased high-single digit, mainly driven by Advil through good growth in Canada and innovation in the US, and Voltaren grew double digit. In Oral Health which was up low single digit, Sensodyne and parodontax both increased double digit offsetting a decline in Denture Care. Digestive Health and Other which was up low single digit with growth in Digestive Health such as Tums offsetting weakness in Smokers Health and Skin Health. VMS declined double digit largely due to a strong decline in Emergen-C. Centrum declined low single digit.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●	Organic revenue growth in EMEA and LatAm was 13.1%, with 12.6% price and 0.5% volume/mix. This region was most impacted by the systems cutover which increased revenue in Q1 2022 by 4%.
●	There was a c.2% benefit to Q1 2023 revenue from pricing in high inflationary countries (Turkey and Argentina), which impacted the overall group by c.1%.
●
Respiratory, Oral Health and Digestive Health all grew double digit. Respiratory Health benefited from a continued strong cold and flu season and some restocking given low stock levels at the end of last year. In Oral Health, Sensodyne was up high-single digit, with double digit growth in parodontax and Denture Care. In Digestive Health and Other there was double digit growth in all categories. Pain Relief grew high-single digit mainly due to double digit growth in Panadol and low-single digit growth in Voltaren. VMS revenues declined mid-single digit, with Centrum up high-single digit offset by a decline across some Local Brands.

●
Geographically, Middle East & Africa, Central and Eastern Europe and Southern Europe saw strong double digit revenue growth. Latin America and Northern Europe were up high-single digit, and Germany up mid-single digit.

Asia-Pacific
●	Organic revenue growth in Asia-Pacific was 11.7%, with 3.4% price and 8.3% volume/mix.
●
Double digit growth in Respiratory and Pain Relief driven mainly by Fenbid and Contac, which both more than doubled revenue due to China easing COVID-19 lockdown restrictions. High-single digit growth in VMS was the result of double digit growth in Centrum and high-single digit growth by Caltrate. Digestive Health and Other up mid-single digit driven by double digit growth in Bactroban in Skin Health and Digestive Health up mid-single digit, which offset weakness in Smokers Health. Oral Health was up low-single digit with high-single digit growth in Denture Care and double digit growth in parodontax. Sensodyne was up low single digit.

●	Geographically, China grew double digit post the easing of COVID-19 related restrictions. Australia declined high-single digit given tough comparatives due to COVID-19 related demand in Q1 2022.

Operating profit and margin

Operating profit increased by 34.5% to £627m (Q1 2022: £466m), and operating profit margin increased by 330bps to 21.0% (Q1 2022: 17.7%). Adjusted operating profit increased by 9.5% at actual exchange rates to £691m (Q1 2022: £631m) and increased by 3.3% at constant currency. Good operational leverage, particularly through price, as well as efficiencies was partly offset by additional standalone costs and adverse transactional FX. Standalone costs increased through 2022, with a more limited amount incurred in Q1 2022, as well as in H1 2022, as the Company was a division of GSK until the demerger in July 2022. Translational FX was positive, and more than offset the negative impact of transactional FX.

As a result of the above, Adjusted operating profit margin of 23.1% declined by 90bps at actual exchange rates and declined by 140bps at constant currency.

Across the regions, at constant currency, North America Adjusted operating profit margin declined mainly due to cost inflation and incremental standalone costs which were only partly offset by operational leverage. EMEA and LatAm, and Asia-Pacific Adjusted operating profit margin increased as a result of operational leverage, mainly price, which more than offset the impact of cost inflation and incremental standalone costs in these regions.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 31 MARCH (unaudited)

	2023	2022
	£m	£m

Revenue	2,986	2,627
Cost of sales	(1,146)	(1,014)
Gross profit	1,840	1,613

Selling, general and administration	(1,135)	(1,086)
Research and development	(75)	(64)
Other operating (expense)/income	(3)	3
Operating profit	627	466

Finance income	10	7
Finance expense	(95)	(8)
Net finance costs	(85)	(1)

Profit before tax	542	465

Income tax	(127)	(108)

Profit after tax for the period	415	357

Profit attributable to shareholders of the Group	389	343
Profit attributable non-controlling interests	26	14

Basic earnings per share (pence)1	4.2	3.7
Diluted earnings per share (pence)1	4.2	3.7
1.
1.     Earnings per share calculation for the period ended 31 March 2022 has been adjusted retrospectively as required by IAS 33 'Earnings per share' due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. Diluted earnings per share for the period ended 31 March 2023 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares.

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans" "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 202 to 210 in Haleon's Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Constant currency (unaudited)

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one period to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, the Group restates current year comparatives translating the income statements of consolidated entities from their non-Sterling functional currencies to Pounds Sterling using prior year exchange rates. The currencies which most influence the constant currency results of the Group and their average actual exchange rates are shown in the below table.

	Three months ended 31 March
	2023	2022
Average rates:
USD/£	1.22	1.34
Euro/£	1.14	1.19
CNY/£	8.38	8.46
Swiss Franc/£	1.13	1.23

Adjusted results (unaudited)

Adjusted results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

Management believes that Adjusted Results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the period ended 31 March 2023 and 31 March 2022:

		Net
		Amortisation
		and
		Impairment of		Transaction	Separation	Disposals
	IFRS	Intangible	Restructuring	Related	and Admission	and	Adjusted
£m	Results	Assets1	Costs2	Costs3	Costs4	others5	Results
2023
Revenue	2,986	-	-	-	-	-	2,986
Operating profit	627	11	10	3	32	8	691
Operating profit margin %	21.0%						23.1%

2022
Revenue	2,627	-	-	-	-	-	2,627
Operating profit	466	28	13	-	127	(3)	631
Operating profit margin %	17.7%						24.0%

1.   Net amortisation and impairment of intangible assets: includes impairment of intangible assets £nil (2022: £18m), and amortisation of intangible assets excluding computer software £11m (2022: £10m).
2.   Restructuring costs: includes amounts related to business transformation activities.
3.   Transaction costs: includes amounts related to acquisition of a manufacturing site.
4.   Separation and admission costs: includes amounts incurred in relation to and in connection with the separation £32m (2022: £113m) and listing £nil (2022: £14m) of the Group as a standalone business.
5.   Disposals and others: includes net loss/(gains) on disposals of assets and businesses totalling £8m (2022: (£3)m).

Organic revenue growth (unaudited)

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

-	Current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period.
-	Current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition.
-
Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

-	Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.
-
Prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a period-on-period comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

-
Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

-	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the period ended 31 March 2023 and 31 March 2022 to organic revenue growth for the same period by geographical segment and by product category.

	Geographical Segments
	North	EMEA and
Q1 2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	14.0	13.3	13.7	13.7
Organic adjustments of which:	-	0.4	(0.6)	-
Effect of Acquisitions	-	-	(0.7)	(0.2)
Effect of Disposals	-	0.4	-	0.2
Effect of MSAs	-	-	0.1	-
Effect of Exchange Rates	(8.9)	(0.6)	(1.4)	(3.8)
Organic revenue growth	5.1	13.1	11.7	9.9
Price	3.6	12.6	3.4	7.1
Volume/Mix	1.5	0.5	8.3	2.8

	Geographical Segments
	North	EMEA and
Q1 2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue growth	20.1	8.0	15.8	13.9
Organic adjustments of which:	0.8	2.0	0.2	1.2
Effect of Acquisitions	-	-	-	-
Effect of Disposals	0.5	1.1	-	0.6
Effect of MSAs	0.3	0.9	0.2	0.6
Effect of Exchange Rates	(3.6)	4.5	(0.8)	0.5
Organic revenue growth	17.3	14.5	15.2	15.6
Price	2.0	0.7	4.2	2.6
Volume/Mix	15.3	13.8	11.0	13.0

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
Q1 2023 vs 2022 (%)	Health	VMS	Relief	Health	Others	Total
Revenue growth	9.4	-	14.0	39.0	11.9	13.7
Organic adjustments of which:	-	(0.3)	-	-	0.2	-
Effect of Acquisitions	-	(0.3)	(0.5)	-	-	(0.2)
Effect of Disposals	-	-	0.5	-	0.2	0.2
Effect of MSAs	-	-	-	-	-	-
Effect of Exchange Rates	(2.8)	(3.4)	(3.0)	(6.0)	(4.8)	(3.8)
Organic revenue growth	6.6	(3.7)	11.0	33.0	7.3	9.9

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
Q1 2022 vs 2021 (%)	Health	VMS	Relief	Health	Others	Total
Revenue growth	5.7	16.4	18.0	51.0	0.6	13.9
Organic adjustments of which:	-	0.1	0.3	-	4.8	1.2
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	-	0.3	-	2.5	0.6
Effect of MSAs	-	0.1	-	-	2.3	0.6
Effect of Exchange Rates	2.2	(1.6)	0.6	1.9	(1.1)	0.5
Organic revenue growth	7.9	14.9	18.9	52.9	4.3	15.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: May 3, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary